Exhibit 99.1

Cheche Group Inc. Granted Additional 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

BEIJING, China – July 15, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that on July 14, 2026, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq approved the Company’s request for an additional 180-calendar day extension (the “Extension”) to regain compliance with the minimum closing bid price requirement of US$1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

The Extension follows the expiration on July 13, 2026 of the initial 180-calendar day period to regain bid price compliance. As a result of the Extension, the Company now has until January 11, 2027 to regain compliance with the Rule (the “New Compliance Period”). If during the New Compliance Period, the bid price for Cheche Group Inc’s Class A ordinary shares closes at or above US$1.00 per share for a minimum of 10, though generally not more than 20, consecutive business days, it is expected that Nasdaq would formally notify the Company that it has regained compliance with the Rule.

If the Company does not regain compliance with the Rule by January 11, 2027, it may be subject to delisting from Nasdaq. At that time, the Company may request a review of the delisting determination by a Nasdaq Hearings Panel.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185